NAME OF REGISTRANT:
Franklin Gold Fund
File No. 811-1700

Exhibit Item No. 77D (g): Policies with respect to security investments

December 16, 1999 supplement to the Registrant's prospectus:

132 P-PA2

SUPPLEMENT DATED DECEMBER 16, 1999
TO THE PROSPECTUSES OF

FRANKLIN GOLD FUND
dated December 1, 1999

Franklin Gold Fund's Board of Directors has approved certain proposals to change some of the fund's investment policies.
These proposals will be presented to shareholders of the fund for their approval in March 2000. Currently, the fund is permitted to invest at least 65% of its total assets in the equity securities of companies that mine, process or deal in gold. The Board of Directors has approved a proposal to change this investment criteria to permit the fund to invest at least 65% of its total assets in the equity securities of companies that mine, process or deal in both gold and other precious metals (such as silver, platinum and paladium).
This change in the fund's investment criteria would necessitate changing the name of the fund to the "Franklin Gold and Precious Metals Fund." The Board also has approved a proposal to change the fund's sub-classification from diversified to non-diversified in order to provide the fund with the investment flexibility to invest greater than 5% in certain issuers. The Board believes these proposed changes will benefit shareholders.

It is anticipated that during February 2000, fund shareholders will receive a proxy and proxy statement requesting their votes on these and other specific proposed changes.

Please keep this supplement for future reference.

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